MILBERG WEISS BERSHAD
    HYNES & LERACH LLP
WILLIAM S. LERACH (68581)
DARREN J. ROBBINS (168593)
401 B Street, Suite 1700
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

Attorneys for Plaintiff	ENDORSED FILED ALAMEDA COUNTY AUG 07 2003 CLERK OF THE SUPERIOR COURT By Shantal R. Vinuya, Deputy

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF ALAMEDA

ROCCO PIGNONE, On Behalf of Himself and All Others Similarly Situated,	) )	VIA FAX
	)	Case No. RG03110801
Plaintiff,	)
	)	CLASS ACTION
vs.	)
SANGSTAT MEDICAL CORPORATION,	) )	COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY
JEAN-JACQUES BIENAIMÉ,	)
FREDRIC J. FELDMAN,	)
CORINNE H. LYLE,	)
RICHARD D. MURDOCK,	)
ANDREW J. PERLMAN,	)
HOLLINGS C. RENTON, III	)
and DOES 1-25, inclusive,	)
)
Defendants.	)
)

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

        Plaintiff, by his attorneys, alleges as follows:

SUMMARY OF THE ACTION

        1.     This is a stockholder class action brought by plaintiff on behalf of the holders of SangStat Medical Corporation ("SangStat" or the "Company") common stock against SangStat's directors arising out of their attempts to provide certain SangStat insiders and directors preferential treatment in connection with their efforts to complete the sale of SangStat to Genzyme Corporation (the "Acquisition"). This action seeks equitable relief only.

        2.     In pursuing the unlawful plan to sell SangStat, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants' breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

        3.     In fact, instead of attempting to obtain the highest price reasonably available for SangStat for its shareholders, the individual defendants spent substantial effort tailoring the structural terms of the Acquisition to meet the specific needs of Genzyme Corporation ("Genzyme").

        4.     The proposed sale is wrongful, unfair and harmful to SangStat's public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Acquisition is an attempt to deny plaintiff and the other members of the Class their rights while usurping the same for the benefit of Genzyme on unfair terms. Moreover, defendants must be required to:

  •
  Disclose the benefits to the Company expected to be derived from the contract associated with the development of RDP58 it is finalizing (with a company whose identity has been concealed). Each of the defendants have or should have the knowledge of the value of this contract. It's value, terms and financial impact remain concealed from shareholders.

  •
  Rescind any and all "payoff" agreements and stock option grants which will accelerate as a result of this transaction.

  •
  Withdraw their consent to the sale of SangStat and allow the shares to trade freely—without impediments.

  •
  Act independently so that the interests of SangStat's public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee.

  •
  Adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of SangStat's public stockholders.

        5.     In essence, the proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the sale of SangStat to one buying group, and one buying group only, on terms preferential to Genzyme and to subvert the interests of plaintiff and the other public stockholders of SangStat.

JURISDICTION AND VENUE

        6.     This Court has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, Article VI, §10, because this case is a cause not given by statute to other trial courts.

        7.     This Court has jurisdiction over defendants because they conduct business in California and/or are citizens of California. Defendant SangStat's headquarters are located at 6300 Dumbarton Circle, Fremont, California. This action is not removable.

        8.     Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

PARTIES

        9.     Plaintiff Rocco Pignone is, and at all times relevant hereto was, a shareholder of SangStat.

        10.   Defendant SangStat is a Delaware corporation. SangStat is a global pharmaceutical company focused on immunology and working to discover, develop and market therapeutic products in immunology, transplantation medicine, hematology/oncology and autoimmune disorders.

        11.   Defendant Jean-Jacques Bienaime ("Bienaime") is a director of SangStat.

        12.   Defendant Fredric J. Feldman ("Feldman") is a director of SangStat.

        13.   Defendant Corinne H. Lyle ("Lyle") is a director of SangStat.

        14.   Defendant Richard D. Murdock ("Murdock") is Chairman of the Board, President and Chief Executive Officer of SangStat.

        15.   Defendant Andrew J. Perlman ("Perlman") is a director of SangStat.

        16.   Defendant Hollings C. Renton, III ("Renton") is a director of SangStat.

        17.   The defendants named above in ¶¶11-16 are sometimes collectively referred to herein as the "Individual Defendants."

        18.   The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants' true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

DEFENDANTS' FIDUCIARY DUTIES

        19.   In accordance with their duties of loyalty, care and good faith, the defendants, as directors and/or officers of SangStat, are obligated to refrain from:

          (a)   participating in any transaction where the directors' or officers' loyalties are divided;

          (b)   participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

          (c)   unjustly enriching themselves at the expense or to the detriment of the public shareholders.

        20.   Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the sale of SangStat, violated the fiduciary duties owed to plaintiff and the other public shareholders of SangStat, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class.

        21.   Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the sale of SangStat, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

        22.   Plaintiff brings this action on his own behalf and as a class action pursuant to California Code of Civil Procedure §382 on behalf of all holders of SangStat stock who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

        23.   This action is properly maintainable as a class action.

        24.   The Class is so numerous that joinder of all members in impracticable. According to SangStat's Securities and Exchange Commission ("SEC") filings, there were more than 26.5 million shares of SangStat's common stock outstanding.

        25.   There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

          (a)   whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Acquisition;

          (b)   whether the Individual Defendants are engaging in self-dealing in connection with the Acquisition;

          (c)   whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of SangStat;

          (d)   whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

          (e)   whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

          (f)    whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

        26.   Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

        27.   Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

        28.   The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

        29.   Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

        30.   Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

BACKGROUND TO THE PROPOSED ACQUISITION

        31.   SangStat is a global biopharmaceutical company focused on immunology and working to discover, develop and market therapeutic products in immunology, transplantation medicine, hematology/oncology and autoimmune disorders.

        32.   On August 4, 2003, defendants issued a press release on PR Newswire entitled, "Genzyme to Acquire SangStat Medical Corporation; Gains Leading Transplant Antibody Product, Strengthens Immunology Pipeline." The press release stated in part:

          Genzyme Corporation and SangStat Medical Corporation announced today that they have reached an agreement under which Genzyme will acquire SangStat in an all cash transaction valued at $22.50 per outstanding share, or approximately $600 million. The transaction is expected to be dilutive to Genzyme's GAAP earnings due to amortization through 2004. Excluding amortization, it is expected to be neutral to slightly accretive to Genzyme's earnings through 2004, and accretive beyond that time.

          With this transaction, Genzyme is acquiring a profitable and growing company with a leading antibody product used in organ transplantation, a well-respected U.S. and European field organization, and a strong development program with a significant pipeline in immune suppression and immunology. This pipeline is complementary to Genzyme's own work in immune-mediated diseases, such a sclerodema, multiple sclerosis, and pulmonary fibrosis. SangStat's lead product, Thymoglobulin® (anti-thymocyte globulin), is indicated in the United States for the treatment of acute rejection in patients with a renal transplant. The company reported revenues of $120 million in 2002, generating earnings of $0.24 per share.

          "This is a strong strategic fit for Genzyme, which adds a growing product, a strong pipeline, and a skilled team that nicely complements our ongoing programs in the high-potential area of immune mediated diseases," said Henri A. Termeer, chairman and chief executive officer, Genzyme Corporation. "Thymoglobulin is an excellent product that has the potential to transform the way transplant teams manage the care of their patients. We will use our combined resources and expertise to expand its areas of use and broaden its availability throughout the world."

          Thymoglobulin is an immunosuppressive polyclonal antibody product that suppresses certain types of immune cells responsible for acute organ rejection in transplant patients. Clinical studies have demonstrated that using Thymoglobulin to treat an acute rejection episode in a renal transplant patient may reverse the rejection episode. Acute rejection is the most common immunologic complication in transplant patients.

          In many European countries, Thymoglobulin is indicated for induction and treatment in solid organ transplants. In a number of these countries, it is indicated for the treatment of graft versus host disease, and for the treatment of aplastic anemia. In Japan and certain other countries, SangStat markets Lymphoglobuline® (anti-Thymocyte-globulin, equine) for the treatment of aplastic anemia and the prevention and treatment of graft rejection. Global sales of these products have grown steadily since Thymoglobulin was launched in the United States in 1999, reaching $77.4 million in 2002.

SELF-DEALING

        33.   By reason of their positions with SangStat, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of SangStat, and especially the true value and expected increased future value of SangStat and its assets, which they have not disclosed to SangStat's public stockholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of SangStat's public shareholders.

        34.   The proposed sale is wrongful, unfair and harmful to SangStat's public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Acquisition is an attempt to deny plaintiff and the other members of the Class their rights while usurping the same for the benefit of Genzyme on unfair terms.

        35.   In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

  •
  Disclose the benefits to the Company expected to be derived for the contract associated with the development of RDP58 it is finalizing (with a company whose identity has been concealed). Each of the defendants have or should have knowledge of the value of this contract. It's value, terms and financial impact remain concealed from shareholders.

  •
  Rescind any and all "payoff" agreements and stock option grants which will accelerate as a result of this transaction.

  •
  Withdraw their consent to the sale of SangStat and allow the shares to trade freely—without impediments.

  •
  Act independently so that the interests of SangStat's public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee.

  •
  Adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of SangStat's public stockholders.

        36.   The Individual Defendants have also approved the Acquisition so that it transfers 100% of SangStat's revenues and profits to Genzyme, thus all of SangStat's operations will now accrue to the benefit of Genzyme.

CAUSE OF ACTION

Claim for Breach of Fiduciary Duties

        37.   Plaintiff repeats and realleges each allegation set forth herein.

        38.   The defendants have violated fiduciary duties of care, loyalty, candor and independence owed under Delaware law to the public shareholders of SangStat and have acted to put their personal interests ahead of the interests of SangStat's shareholders.

        39.   By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiff and other members of the Class.

        40.   The Individual Defendants have violated their fiduciary duties by entering into a transaction with Genzyme without regard to the fairness of the transaction to SangStat's shareholders. Defendant SangStat directly breached and/or aided and abetted the other defendants' breaches of fiduciary duties owed to plaintiff and the other holders of SangStat stock.

        41.   As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of SangStat because, among other reasons:

          (a)   they failed to properly value SangStat; and

          (b)   they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Acquisition.

        42.   Because the Individual Defendants dominate and control the business and corporate affairs of SangStat, and are in possession of private corporate information concerning SangStat's assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of SangStat which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits.

        43.   By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

        44.   As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury as a result of defendants' self dealing.

        45.   Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of SangStat's valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

        46.   Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

        47.   Unless the proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm's-length negotiations on the Acquisition terms, and will not supply to SangStat's minority stockholders sufficient information to enable them to cast informed votes on the proposed Acquisition and may consummate the proposed Acquisition, all to the irreparable harm of the members of the Class.

        48.   Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict.

PRAYER FOR RELIEF

        WHEREFORE, plaintiff demands preliminary and permanent injunctive relief in his favor and in favor of the Class and against defendants as follows:

          A.    Declaring that this action is properly maintainable as a class action;

          B.    Declaring and decreeing that the Acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

          C.    Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

          D.    Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of SangStat's shareholders;

          E.    Rescinding, to the extent already implemented, the Acquisition or any of the terms thereof;

          F.     Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

          G.    Granting such other and further equitable relief as this Court may deem just and proper.

DATED: August 7, 2003	MILBERG WEISS BERSHAD HYNES & LERACH LLP WILLIAM S. LERACH DARREN J. ROBBINS
/s/ DARREN J. ROBBINS DARREN J. ROBBINS
401 B Street, Suite 1700 San Diego, CA 92101 Telephone: 619/231-1058 619/231-7423 (fax)
Attorneys for Plaintiff